M E M O R A N D U M

To:	Stock Option Plan Participants

From:	Kathleen Guerere, Vice President and Assistant General Counsel

Date:	November 6, 2002

Subject:	Amendment of Offer To Exchange Options

In light of questions received on the program and the recent filing of our Form 10-Q for the third quarter, we are amending and extending the Offer to Exchange certain outstanding options described in the documents mailed to you on October 8, 2002. You will now have until 12:00 midnight, New York City Time, on November 13, 2002 to deliver the letter of transmittal, in accordance with the instructions set forth in the documents previously distributed. You also have the right to withdraw your tendered options at any time before 12:00 midnight, New York City Time, on November 13, 2002. If your options are properly tendered and accepted for exchange on November 13, 2002, you will be granted new options on or about May 15, 2003, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange.

Please read the following information carefully as part of the Offer to Exchange before deciding whether or not to participate in the Offer. This memorandum is being transmitted to you via electronic mail. Hard copies of this memorandum, as well as other information concerning the offer to exchange, may be obtained from the Office of the General Counsel of Orbital Sciences Corporation, 21839 Atlantic Boulevard, Dulles, Virginia 20166 (telephone: (703) 406-5000).

1.     If I tender options in the offer to exchange program, will I be eligible to participate in the company’s next annual option grant?

Yes. The company anticipates that the next annual grant of options will be made after the date on which new options are issued as part of the exchange program, regardless of whether or not you participate in the exchange. We currently expect to issue new options under the exchange program on May 15, 2003.

2.     Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002

We filed our quarterly report on Form 10-Q for the quarter ended September 30, 2002 with the Securities and Exchange Commission on November 5, 2002. Appendix A to this memorandum sets forth summary financial information which was included in or derived from our quarterly report on Form 10-Q for the quarter ended September 30, 2002. This information should be read together with our condensed consolidated financial statements and related notes included in our quarterly report on Form 10-Q for the quarter ended September 30, 2002. Copies of the Form 10-Q for the quarter ended September 30, 2002 may be obtained from the Office of the General Counsel of Orbital Sciences Corporation, 21839 Atlantic Boulevard, Dulles, Virginia 20166 (telephone: (703) 406-5000).

Appendix A
Summary Financial Information

         The following table sets forth selected consolidated operating and balance sheet data for Orbital Sciences Corporation. The selected consolidated historical operating data for the nine months ended September 30, 2002 and 2001 and the selected historical balance sheet data as of September 30, 2002, which are included in or derived from our quarterly report on Form 10-Q for the quarter ended September 30, 2002, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

         The information presented below should be read together with our condensed consolidated financial statements and related notes included in our quarterly report on Form 10-Q for the quarter ended September 30, 2002, which we have filed with the SEC. The SEC file number for this filing is 1-14279. This filing, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference room:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

         We will also provide without charge to each person to whom a copy of this memorandum is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Orbital Sciences Corporation
Attention: Office of the General Counsel
21839 Atlantic Boulevard
Dulles, Virginia 20166

or by telephoning us at (703) 406-5000 between the hours of 9:00 a.m. and 5:00 p.m., New York City Time.

         We have presented the following information in thousands, except per share amounts.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

	Nine Months Ended September 30,

	2002	2001

	(Unaudited, in thousands, except share data)
Operating Data:

Revenues	$390,980	$294,386

Costs of goods sold	329,219	264,949

Gross profit	61,761	29,437

Operating expenses	43,482	59,361

Income (loss) from operations	18,279	(29,924)

Allocated share of losses of affiliates	—	(19,995)

Other income (expense), net	(9,766)	(14,188)

Income (loss) before provision for income taxes and discontinued operations	8,513	(64,107)

Provision for income taxes	—	—

Income (loss) from continuing operations before cumulative effect of change in accounting	8,513	(64,107)

Income from discontinued operations	875	114,729

Cumulative effect of change in accounting	(13,795)	—

Net income (loss)	$(4,407)	$50,622

Basic Income (Loss) Per Common Share:

Income (loss) from continuing operations	$0.20	$(1.68)

Income from discontinued operations	0.02	3.01

Cumulative effect of change in accounting	(0.32)	—

Net income (loss)	$(0.10)	$1.33

Diluted Income (Loss) Per Common Share:

Income (loss) from continuing operations	$0.19	$(1.68)

Income from discontinued operations	0.02	3.01

Cumulative effect of change in accounting	(0.31)	—

Net income (loss)	$(0.10)	$1.33

Other Data:

EBITDA (1)	$31,089	$(8,217)

As of September 30, 2002

Balance Sheet Data:

Cash, restricted cash and cash equivalents	$60,830

Net working capital	83,443

Total assets	421,455

Short-term borrowings	1,722

Long-term obligations, net	114,409

Stockholders’ equity	126,981

(1)	EBITDA as reported above is defined as income (loss) from continuing operations before depreciation and amortization, interest expense, income tax expense and allocated share of losses of affiliates. This measurement has been included because management believes that certain investors will find it to be a useful tool for measuring our ability to meet debt service, capital expenditure and working capital requirements. EBITDA should not be considered an alternative to, or more meaningful than, income from operations or other traditional indicators of operating performance and cash flow from operating activities determined in accordance with generally accepted accounting principles. In addition, the definition of EBITDA used in this offer to exchange may not be comparable to the definition of EBITDA used by other companies.